FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of  September 2014

Commission File Number:  001-11960

AstraZeneca PLC

2 Kingdom Street, London W2 6BD

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X            Form 40-F  __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  __                 No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):   82-_____________

MOVENTIG® (naloxegol) RECEIVES POSITIVE CHMP OPINION IN
THE EU FOR THE TREATMENT OF ADULTS WITH OPIOID-INDUCED CONSTIPATION

AstraZeneca today announced that the Committee for Medicinal Products for Human Use (CHMP) of the European Medicines Agency (EMA) has adopted a positive opinion recommending approval of MOVENTIG® (naloxegol), an investigational, peripherally-acting mu-opioid receptor antagonist (PAMORA), for the treatment of opioid-induced constipation (OIC) in adult patients who have had an inadequate response to laxative(s).

OIC is a condition caused by prescription opioid pain medicines. Opioids work by binding to mu-receptors in the central nervous system, but they also bind to mu-receptors in the gastrointestinal tract, which can result in patients suffering from OIC.

The positive opinion was reached after a review of comprehensive data from the KODIAC clinical programme comprised of four studies assessing the safety and efficacy of MOVENTIG.

The CHMP's positive opinion on MOVENTIG will be reviewed by the European Commission (EC), which has the authority to approve medicines for the European Union. The final decision will be applicable to all 28 European Union member countries plus Iceland and Norway. Should the EC approve MOVENTIG, it will be the first once-daily, oral PAMORA available in these markets for the treatment of OIC in adult patients who have had an inadequate response to laxative(s).

Today's announcement follows the approval on 16 September 2014 of MOVANTIKTM (naloxegol) tablets by the US Food and Drug Administration, as the first once-daily PAMORA for the treatment of OIC in adult patients with chronic non-cancer pain.

About MOVENTIG® (naloxegol)
MOVENTIG is an investigational peripherally-acting mu-opioid receptor antagonist (PAMORA) specifically designed for the treatment of opioid-induced constipation (OIC) in adult patients on prescription opioid pain medicines. In Phase III clinical studies, MOVENTIG was administered as a once-daily tablet and was designed to block the binding of opioids to opioid receptors in tissues such as the gastrointestinal (GI) tract.

The KODIAC clinical programme was comprised of four studies: KODIAC-4, -5, -7 and -8. KODIAC-4 and -5 were identically designed, placebo controlled, double-blind, 12 week studies assessing safety and efficacy, while KODIAC-7 was a 12 week safety extension to KODIAC-4, and KODIAC-8 was a 52 week long-term safety study.

MOVENTIG is part of the exclusive worldwide licence agreement announced on 21 September 2009 between AstraZeneca and Nektar Therapeutics. MOVENTIG was developed using Nektar's oral small molecule polymer conjugate technology.

About AstraZeneca
AstraZeneca is a global, innovation-driven biopharmaceutical business that focuses on the discovery, development and commercialisation of prescription medicines, primarily for the treatment of cardiovascular, metabolic, respiratory, inflammation, autoimmune, oncology, infection and neuroscience diseases. AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. For more information please visit: www.astrazeneca.com

CONTACTS

Media Enquiries
Esra Erkal-Paler     +44 20 7604 8030 (UK/Global)
Vanessa Rhodes   +44 20 7604 8037 (UK/Global)
Ayesha Bharmal    +44 20 7604 8034 (UK/Global)
Jacob Lund            +46 8 553 260 20 (Sweden)

Investor Enquiries
Karl Hård                                     +44 20 7604 8123 mob: +44 7789 654364
Jens Lindberg                                                               mob: +44 7557 319729
Anthony Brown                         +44 20 7604 8067    mob: +44 7585 404943
Eugenia Litz                                +44 20 7604 8233     mob: +44 7884 735627

26 September 2014

-ENDS-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 26 September 2014	By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary